Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 11:28 11 Mar 2003
                  Number 5618I






EMM DISCLOSURE
FORM 38.5 (SUMMARY)

Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM
      Goldman Sachs International


Date of disclosure
      11 March 2003


Contact name
      Peter Highton


Telephone number
      0207-774-1935


Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:
Safeway plc
Sainsbury plc
Oxford Glycosciences plc


AMENDMENT
If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:



In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

For full details of the disclosure requirements see Rules 8 and 38 of the Code.If in doubt contact the Monitoring Section of the Panel, Tel. No:
020 7638 0129.
Email: monitoring@disclosure.org.uk



Rule 38.5 (CFD)


CONNECTED EXEMPT MARKET-MAKERS/EXEMPT PRINCIPAL TRADERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in Contract for Difference ("CFD") referenced to Safeway plc Ordinary Shares


Date of disclosure
      11 March 2003


Date of dealing
      10 March 2003


Name of EMM/EPT
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Product Type
      Long CFD


Maturity Date
      24 February 2013



Writing of CFD

Number of ordinary shares to which the CFD is referenced
      0


CFD reference price
      0.00 GBP Sterling



Closing out of CFD

Number of ordinary shares to which the CFD is referenced
      7,500 (customer sold to close)


CFD closing out price
      2.8183 GBP Sterling




Further disclosure should be made where necessary so that the nature of the dealings can be fully understood.



Rule 38.5 (CFD)


CONNECTED EXEMPT MARKET-MAKERS/EXEMPT PRINCIPAL TRADERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in Contract for Difference ("CFD") referenced to Safeway plc Ordinary Shares


Date of disclosure
      11 March 2003


Date of dealing
      10 March 2003


Name of EMM/EPT
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Product Type
      Short CFD


Maturity Date
      9 March 2013



Writing of CFD

Number of ordinary shares to which the CFD is referenced
      253,893 (customer bought to open)


CFD reference price
      2.8128 GBP Sterling



Closing out of CFD

Number of ordinary shares to which the CFD is referenced
      0


CFD closing out price
      0.00 GBP Sterling



Further disclosure should be made where necessary so that the nature of the dealings can be fully understood.



Rule 38.5 (CFD)


CONNECTED EXEMPT MARKET-MAKERS/EXEMPT PRINCIPAL TRADERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in Contract for Difference ("CFD") referenced to Sainsbury plc Ordinary Shares


Date of disclosure
      11 March 2003


Date of dealing
      10 March 2003


Name of EMM/EPT
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Product Type
      Short CFD


Maturity Date
      3 February 2013



Writing of CFD

Number of ordinary shares to which the CFD is referenced
      0


CFD reference price
      0.00 GBP Sterling



Closing out of CFD

Number of ordinary shares to which the CFD is referenced
      33,250 (customer bought to close)


CFD closing out price
      2.2347 GBP Sterling



Further disclosure should be made where necessary so that the nature of the dealings can be fully understood.



Rule 38.5 (CFD)


CONNECTED EXEMPT MARKET-MAKERS/EXEMPT PRINCIPAL TRADERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in Contract for Difference ("CFD") referenced to Sainsbury plc Ordinary Shares


Date of disclosure
      11 March 2003


Date of dealing
      10 March 2003


Name of EMM/EPT
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Product Type
      Short CFD


Maturity Date
      12 February 2013



Writing of CFD

Number of ordinary shares to which the CFD is referenced
      0


CFD reference price
      0.00 GBP Sterling



Closing out of CFD

Number of ordinary shares to which the CFD is referenced
      58,375 (customer bought to close)


CFD closing out price
      2.2347 GBP Sterling







Further disclosure should be made where necessary so that the nature of the dealings can be fully understood.



Rule 38.5 (CFD)


CONNECTED EXEMPT MARKET-MAKERS/EXEMPT PRINCIPAL TRADERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in Contract for Difference ("CFD") referenced to Sainsbury plc Ordinary Shares


Date of disclosure
      11 March 2003


Date of dealing
      10 March 2003


Name of EMM/EPT
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Product Type
      Short CFD


Maturity Date
      20 February 2013



Writing of CFD

Number of ordinary shares to which the CFD is referenced
      0


CFD reference price
      0.00 GBP Sterling



Closing out of CFD

Number of ordinary shares to which the CFD is referenced
      8,375 (customer bought to close)


CFD closing out price
      2.2347 GBP Sterling



Further disclosure should be made where necessary so that the nature of the dealings can be fully understood.


Rule 38.5 (CFD)


CONNECTED EXEMPT MARKET-MAKERS/EXEMPT PRINCIPAL TRADERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in Contract for Difference ("CFD") referenced to Sainsbury plc Ordinary Shares


Date of disclosure
      11 March 2003


Date of dealing
      10 March 2003


Name of EMM/EPT
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Sainsbury plc


Product Type
      Short CFD


Maturity Date
      9 March 2013



Writing of CFD

Number of ordinary shares to which the CFD is referenced
      40,000 (customer bought to open)


CFD reference price
      2.2231 GBP Sterling



Closing out of CFD

Number of ordinary shares to which the CFD is referenced
      0


CFD closing out price
      0.00 GBP Sterling




Further disclosure should be made where necessary so that the nature of the dealings can be fully understood.

Rule 38.5 (CFD)


CONNECTED EXEMPT MARKET-MAKERS/EXEMPT PRINCIPAL TRADERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in Contract for Difference ("CFD") referenced to Oxford Glycosciences plc Ordinary Shares


Date of disclosure
      11 March 2003


Date of dealing
      10 March 2003


Name of EMM/EPT
      Goldman Sachs International


Name of offeree/offeror with whom connected
      Oxford Glycosciences plc


Product Type
      Short CFD


Maturity Date
      9 March 2013



Writing of CFD

Number of ordinary shares to which the CFD is referenced
      94,613 (customer bought to open)


CFD reference price
      1.9028 GBP Sterling



Closing out of CFD

Number of ordinary shares to which the CFD is referenced
      0


CFD closing out price
      0.00 GBP Sterling



Further disclosure should be made where necessary so that the nature of the dealings can be fully understood.


END